

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Dwight M. Barns
Chief Executive Officer
Nielsen Holdings Limited
AC Nielsen House
London Road
Oxford
Oxfordshire OX3 9RX
United Kingdom

> **Re: Nielsen N.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-35042**

Dear Mr. Barns:

We have reviewed your April 24, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 17. Segments, page 102

1.   We note that on page 10 of the slide presentation provided for your April 22, 2015 earnings call, you present revenues by developed and emerging markets. We also note that, during your April 22, 2015 earnings call, you discuss the impact that emerging markets had your results and overall performance. Please tell us what consideration you gave to providing a similar presentation and discussion in future filings. For guidance, see Section I.B and the fourth paragraph within Section III.B.1 of SEC Release 33-8350.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Craig Wilson, Sr. Assistant Chief Accountant, at 202-551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP